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GAMCO Investors, Inc.

November 30, 2012

Mr. Stephen J. Borick
Chairman, Chief Executive Officer, & President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Dear Mr. Borick,

GAMCO, on behalf of its investment advisory clients, intends to submit nominations of one or more individuals as nominees for Director for election to the Issuer's Board of Directors at the Issuer's 2013 annual meeting.

GAMCO will provide the Issuer with information on such individual or individuals in accordance with the procedures set forth in the Issuer's proxy statement.

If one or more of these individuals becomes a nominee for election as a Director, GAMCO plans to cast votes for the election of such individual or individuals with the shares over which it has voting authority.

Best Regards,

David Goldman / GMM

David Goldman